Exhibit 99.1

Maxeon Solar Technologies Announces Hire of Senior Executive
Ralf Elias to Lead its Distributed Generation Growth “Beyond the Panel”

Company intensifies focus on expanding its global Distributed Generation business

SINGAPORE, April 1, 2021 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, today announced that Ralf Elias will join Maxeon as its Executive Vice President and Global Head of Distributed Generation (DG) Products on July 1, 2021. As a senior member of the executive team, Elias will report directly to Maxeon’s CEO Jeff Waters. In this newly created role, he will be responsible for leading Maxeon’s strategy to expand its DG business to go “Beyond the Panel” – leveraging the company’s trusted brand and unique global dealer channels to develop and market system solutions to complement its industry-leading panels.

“I am very pleased to welcome an experienced executive of Ralf’s caliber to the Maxeon team,” said Jeff Waters, CEO of Maxeon Solar Technologies. “As a recognized business leader who has spent most of his career guiding technology innovation, Ralf’s deep experience in consumer facing product solutions and comprehensive Internet of Things (IOT) ecosystem expertise will help Maxeon significantly accelerate our Beyond the Panel strategy. The creation of this role reflects our commitment to accelerating the development of our DG business, and specifically highlights our focus on providing our customers with complete smart energy solutions that enable them to continue Powering Positive Change. We see this as a source of significant future growth for Maxeon.”

Elias brings more than two decades of executive experience to Maxeon, including serving as Global Vice President IOT/Global Business Development and Partnerships at Samsung Electronics. In this role, Elias led global IOT products and services business development across all consumer markets, building an ecosystem and roadmap of partnerships across digital, hardware and services. Prior to that, Elias worked for fourteen years in various management roles with increasing responsibility at Vodafone Group, where he became Group Head of Products and Innovation, and General Manager Product Development. At Vodafone, his core focus was creating world leading mass-market experiences around mobile, fixed/ broadband, and IOT product propositions by combining and bringing together hardware, software and services. He led numerous engineering and commercial projects for add-on services culminating in the development of the global SMART HOME and Consumer IOT strategy, experience and execution.

“I always felt grateful in building products for a better tomorrow and giving ‘purpose to technology’. That journey started way back at Vodafone where I first encountered smart energy as a key theme and customer value proposition when my team was building on the ‘Samsung SmartThings’ platform, and that sparked my interest in renewables,” said Ralf Elias. “I’m proud to join Maxeon and its dedicated team at such an important time in the global energy transition, and to be able to apply my experience to developing energy solutions that enable our customers to continue Powering Positive Change and promote a more sustainable future. I believe that Maxeon’s industry leading solar panel technology, brand and go-to-market channels provide a very strong platform for further development of its DG business.”

For more on the Maxeon’s full leadership team, visit www.maxeon.com/company/management-team.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs, manufactures and sells SunPower® brand solar panels in more than 100 countries, operating the SunPower brand worldwide except the United States and Canada. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the timing and the company’s expectations of success in its expansion strategy in existing and in new markets. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, which was declared effective by the SEC on August 4, 2020, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

©2021 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
The Blueshirt Group
Gary Dvorchak, CFA
gary@blueshirtgroup.com
Mobile: +1 (323) 240-5796

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 (345) 7706205

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